Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island 02895

October 31, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	Summer Infant, Inc. Schedule TO-I, filed October 9, 2007
Schedule 13E-3, filed October 10, 2007
File No. 005-80724

Dear Mr. Duchovny:

On behalf of Summer Infant, Inc. (the “Company”), enclosed herewith is Amendment No. 1 (the “Amendment”) to the above-referenced Schedule TO-I and Schedule 13E-3. We have electronically filed with the Securities and Exchange Commission this letter together with the Amendment and have also sent to you a faxed copy of this letter and the Amendment.

The changes reflected in the Amendment were made in response to the comments of the Staff of the Commission set forth in its letter dated October 16, 2007 (the “Comment Letter”). The Company has authorized Greenberg Traurig, LLP to respond to your comments on its behalf.

Set forth below are our responses to the comments raised in the Comment Letter. For ease of review, we have provided each of the numbered comments of the Comment Letter (in italics) followed by the Company’s responses thereto.

Schedule TO-I

Exhibit (a)(5)(A)

Comment No. 1

You stated in this press release that the discussion therein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at

www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Response to Comment No. 1

On behalf of the Company, we confirm that the Company will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.

Comment No. 2

Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, letter of transmittal and related documents to comply with Rule 13e-4(f)(1)(i). See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).

Response to Comment No. 2

In response to the Staff’s comment, the Amendment reflects that the offer will expire at midnight on November 5, 2007, unless extended by the Company.

Comment No. 3

We note that the company makes no recommendation. Please clarify here and throughout the offer document that the board has determined that the offer is fair.

Response to Comment No. 3

In response to the Staff’s comment, the Amendment notes the Board’s determination that the offer is fair where it is referenced that the Board makes no recommendation.

Summary Term Sheet, page 2

Comment No. 4

Please revise this section to include a summary of the going private aspects of this tender offer.

Response to Comment No. 4

In response to the Staff’s comment, the Amendment contains an addition to the Summary Term Sheet section to explain why the Commission’s going private rules are applicable to the tender offer.

Special Factors

Comment No. 5

Please include a section describing the background of the tender offer. Refer to Item 1005 of Regulation M-A.

Response to Comment No. 5

In response to the Staff’s comment, the Amendment includes a “Background of the Offer” section.

Purpose of the Offer, page 8

Comment No. 6

Please revise to clarify why you are conducting the offer at this time. We note that the circumstances cited appear to be unrelated to the present situation of the company or its securities. Refer to Item 1013(c) of Regulation M-A.

Response to Comment No. 6

We respectfully submit that the reasons for the tender offer at this time set forth in the Purpose of the Offer section (e.g., providing greater certainty as to number of outstanding shares, detrimental and dilutive effect of outstanding warrants, confusion in the marketplace) are in fact applicable to this tender offer and accurately describe the Company’s reasons for conducting the tender offer.

Comment No. 7

We note your reference to warrants separating from the units. Please provide a brief background of the units and their terms.

Response to Comment No. 7

In response to the Staff’s comment, the Amendment contains an explanation of the units and their terms.

Fairness of the Offer, page 9

Comment No. 8

Please revise this section to provide the disclosure required by Item 1014 of Regulation M-A.

Response to Comment No. 8

In response to the Staff’s comment, the Amendment contains an additional reference to the premium to current and historical market prices for the Warrants as a factor considered by the board of directors in its fairness determination as required by Item 1014(b) of Regulation M-A and Instruction 2 thereto, in addition to the additional disclosure referenced in the responses to Comments Nos. 10-13.

Comment No. 9

We note your disclosure here and elsewhere in the offer document that the board of directors determined that the offer is fair and in the best interests of the company and its warrant holders. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Response to Comment No. 9

The current disclosure in the Fairness of the Offer section states the board’s determination that the transaction is fair to the Company and the Warrant holders. We do not read Item 1014(a) to require an explicit statement that the board made separate determinations as to procedural and substantive matters. We do note, however, that the factors cited in the disclosure as required by Item 1014(b) address both substantive (e.g., limited trading market, offer at a premium to market price) and procedural (e.g., structure as a voluntary transaction).

Comment No. 10

Please revise the first bullet point to explain how the board of directors considered the company’s financial condition and results of operations at about these factors allowed the board to make its fairness determination and why were these factors viewed as positive in the board’s analysis?

Response to Comment No. 10

In response to the Staff’s comment, the Amendment reflects the revision of this bullet point to elaborate as to the relevance of financial condition and results of operations.

Comment No. 11

Please revise your disclosure to describe the basis for the premium the company is offering in the offer.

Response to Comment No. 11

In response to the Staff’s comment, the Amendment contains disclosure regarding the basis for the premium that the Company is offering.

Comment No. 12

We note your reference to “management’s own analysis.” To the extent the board used or relied upon that analysis, please describe it briefly.

Response to Comment No. 12

We are advised by the Company that the Board and management did not engage in separate analyses. The language cited by the Staff is not intended to imply that management prepared a separate analysis provided to the Board.

Comment No. 13

Please refer to the first paragraph of page 10 where you state that you believe the offer is fair despite not requiring security holder approval because you believe the price offered is fair. Please revise to clarify how your belief that the price offered balances out a procedural fairness factor.

Response to Comment No. 13

In response to the Staff’s comment, the cited disclosure has been revised in the Amendment to note other procedural factors that, in addition to price, balance out the fact that the Offer is not structured to require the approval of Warrant holders.

Material Federal Income Tax Consequences, page 11

Comment No. 14

We note your statement that the discussion is “for general information only” (page 15). Please delete this statement, as it implies that you are not responsible for the disclosure in your offer document.

Response to Comment No. 14

In response to the Staff’s comment, the Amendment reflects the deletion of the cited statement.

The Tender Offer

Withdrawal Rights, page 20

Comment No. 15

Please disclose the availability of the withdrawal rights described in Rule 13e-4(f)(2)(ii).

Response to Comment No. 15

In response to the Staff’s comment, the Amendment contains disclosure of the availability of the withdrawal rights described in Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 21

Comment No. 16

Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response to Comment No. 16

We confirm the Staff’s understanding that the Company may not waive an offer condition by failure to assert the condition.

Comment No. 17

We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right which may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response to Comment No. 17

In response to the Staff’s comment, the Amendment reflects in this section that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Source and Amount of Funds, page 23

Comment No. 18

Please disclose the interest rate of the credit facility and any plans or arrangements to repay or finance the line of credit. Refer to Item 1007(d) of Regulation M-A.

Response to Comment No. 18

In response to the Staff’s comment, the Amendment reflects that the interest rate on the credit facility is LIBOR plus 1.25% and that there are no plans at this time to repay or finance the credit facility.

Certain Information Concerning Summer, page 23

Comment No. 19

We note you are incorporating by reference pro forma financial information from a proxy statement dated February 13, 2007. Note that Item 1010(b) of Regulation M-A requires disclosure of pro forma information describing the effect of the current transaction. Please tell us how your prior pro forma financial information complies with that requirement. Alternatively, disclose the required pro forma financial information. In addition, please revise the first sentence under the caption “Summary Unaudited Pro Forma Financial Information” to clarify that you refer to pro forma, not historical information.

Response to Comment No. 19

In response to the Staff’s comment, the Amendment no longer incorporates by reference pro forma financial information from the proxy statement and instead discloses such information.

Comment No. 20

On a related note, please revise the disclosure at the bottom of page 24 to provide all of the information required by Item 1010(c) of Regulation M-A.

Response to Comment No. 20

In response to the Staff’s comment, the table as set forth in the Amendment contains all of the information required by Item 1010(c) of Regulation M-A.

*            *            *

For your convenience we have enclosed marked copies of the amendment to expedite your review.

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to contact either the Company’s Chief Financial Officer, Joseph Driscoll, at 401.671-6922 or the undersigned at 617.310.6061.

Sincerely,

James P. Redding

cc:     Joseph Driscoll